Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000
Facsimile (212) 455-2502

Direct Dial Number	E-Mail Address
212-455-7433	dwilliams@stblaw.com
November 22, 2006
VIA EDGAR
Pradip Bhaumik
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Copa Holdings, S.A. Form 20-F for the Fiscal Year Ended December 31, 2005 filed on June 30, 2006 (File No. 1-32696)
Ladies and Gentlemen:
          On behalf of Copa Holdings, S.A. (the “Company”), we are writing to respond to the comments set forth in the Commission’s staff’s comment letter dated November 9, 2006 relating to the above-referenced form 20-F of the Company filed on June 30, 2006, pursuant to the Securities Exchange Act of 1934, as amended.
General
1.	Please refer to comment 2 in our letter dated September 25, 2006. In light of the significance of the amount of operating revenues relating to your business in Cuba during the year ended December 31, 2005 and the six-month period ended June 30, 2006, it appears to the staff that it would be appropriate for future filings that include financial statements for those periods, or for subsequent periods in which similar percentages of your operating revenues are derived from your Cuba-related operations, to include additional disclosure regarding the nature and extent of your Cuba-related operations. The disclosure should include appropriate discussion of any risks associated with your Cuba-related operations, including any risk to your reputation and the liquidity and value of your stock due to the fact that you derive a portion of your operating revenue from operations in a country identified as a terrorist-sponsoring state. Please provide us with the text of your next such proposed disclosure.
         In response to the Staff’s comment, the Company proposes to include the following additional disclosure in Item 3.D – “Risk Factors” of its future filings on Form 20-F.

Copa Holdings, S.A.
November 22, 2006

     Our operations in Cuba, which has been identified by the U.S. Department of State as a state sponsor of terrorism, may adversely affect our reputation and the liquidity and value of our Class A shares.
     We currently operate approximately six daily departures to and from Cuba which provide passenger, cargo and mail transportation service. For the year ended December 31, 2006, our transported passengers to and from Cuba represented approximately ___% of our total passengers carried. Our operating revenues from Cuban operations during the year ended December 31, 2006 represented approximately ___% of our total consolidated operating revenues for such year. Our assets located in Cuba are insignificant.
     Cuba has been identified by the United States government as a state sponsor of terrorism, and the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) administers and enforces economic and trade sanctions based on U.S. foreign policy against Cuba and certain other targeted foreign countries. You should understand that our overall business reputation may suffer as a result of our activities in Cuba, particularly if such activities grow in the future. Certain U.S. states have recently enacted legislation regarding investments by pension funds and other retirement systems in companies, such as ours, that have business activities with Cuba and other countries that have been identified as terrorist-sponsoring states. Similar legislation may be pending in other states. As a result, pension funds and other retirement systems may be subject to new reporting requirements and other burdensome restrictions with respect to investments in companies such as ours. Pension funds and similar institutions represent an important source of demand for our shares, and if their willingness to invest in and hold our shares were to diminish as a result of any such requirements or restrictions, or for any other reason, it would likely have a material adverse effect on the liquidity and value of our Class A shares.
______________________________
     Please call me (212-455-7433) or my colleague, Celine Hwang (212-455-7761), with any questions you may have regarding this filing or if you wish to discuss the above responses.
Very truly yours,
/s/ David L. Williams
______________________________________
David L. Williams

cc:	Max A. Webb, Securities and Exchange Commission Cecilia D. Blye, Securities and Exchange Commission Pedro Heilbron, Copa Holdings, S.A.